IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES RESULTS OF CÔTÉ GOLD PROJECT UPDATE

Toronto, Ontario, August 3, 2022 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today announced its updated estimate of costs to complete, project economics and life-of-mine ("LOM") plan for the Côté Gold project ("Côté Gold" or the "Project") in Ontario, Canada. A NI 43-101 technical report will be filed on SEDAR on or before September 17, 2022. The project update concludes the Côté Gold costs, schedule, execution strategy and risk review ("project review and risk analysis") initiated by the Company earlier this year. All dollar amounts are expressed in United States dollars, unless otherwise indicated.

Highlights of the Côté Gold 2022 Technical Report:

- After-tax net present value at a 5% discount rate ("NPV5%") of $1,109 million on a 100% basis, and an internal rate of return ("IRR") of 13.5% – at a gold price assumption of $1,700 in 2024 and 2025 and $1,600 thereafter and CAD:USD exchange rate of 1.25 (from May 1, 2022);
- Estimated remaining project costs to complete construction and bring Côté Gold into production of $1,908 million ($1,335 million attributable to IAMGOLD) including escalation and contingency as of May 1, 2022;
- Mine life of 18 years with initial production expected in early 2024;
- Average annual production of 495,000 ounces (320,500 ounces attributable) during the first six years following commercial production, and 365,000 ounces (236,000 ounces attributable) over the LOM;
- LOM average cash costs of $693 per ounce gold ("/oz Au") sold and all-in sustaining costs ("AISC") of $854/oz Au sold;
- Cumulative net operating cash flow of $6,086 million and after-tax free cash flow of $2,597 million;
- Côté Gold LOM plan based on Mineral Reserves of 7.2 million ounces in the Côté deposit;
- Côté deposit Measured & Indicated Mineral Resource estimate (*inclusive of Mineral Reserves*) of 10.2 million ounces; Gosselin deposit Measured & Indicated Resource estimate of 3.4 million ounces; and
- District scale potential with demonstrated exploration upside in one of the world's leading mining jurisdictions.

Maryse Bélanger, Chair of the Board and Interim President and CEO, said: "The completion of the Côté Gold project review, risk analysis and updated mine plan is the culmination of months of in-depth analysis of the project, based on first principles, by the Company's management and project teams, EPCM contractor and technical experts. The project today is over 57% complete and the updated project costs and schedule give us greatly improved visibility towards completion. Côté Gold is a project that is being advanced in an environment with significant headwinds, including COVID-19, inflation and other global events – and their impacts on global supply chains, labour availability, and the associated costs of doing business. We are very proud of our teams as they navigate these challenges to continue to advance the project for the benefit of our partners, stakeholders and our business.

"Côté Gold is transformational for IAMGOLD. Once in production, the Project is projected to offer robust free cash flow generation, averaging 365,000 ounces per year at AISC of $854 per ounce for 18 years, based on the 7.2 million ounces currently estimated in Mineral Reserves. There is also tremendous potential for future expansion, starting with the Gosselin deposit, located immediately adjacent to the Côté pit containing 3.4 million ounces in Indicated Mineral Resource and an additional 1.7 million ounces in Inferred Resources. Gosselin has only been drilled to half the depth of Côté and remains open along strike. We believe that Côté Gold is not just a project, but the start of a district, with minimal historical exploration targeting Côté/Gosselin style intrusion-hosted deposits within our 596 km^2 land package.

"Given the importance of Côté Gold to achieve our goal of becoming a leading high-margin gold producer, we are actively pursuing various alternatives to increase liquidity to complete construction and deliver Côté on the updated schedule. We expect to address these near-term challenges to advance Côté and better position IAMGOLD as a more resilient, agile company for the current environment."

SUMMARY OF THE 2022 TECHNICAL REPORT FOR CÔTÉ GOLD

Metrics	Unit	Côté Gold @ 100%[3,4]
Gold Price		
2024/2025	$/oz	$1,700
LT	$/oz	$1,600
Exchange Rate	USD:CAD	1.25
Production		
Mine Life (from commercial production)	Years	18
Total Ore Tonnes Mined	kt	236,000
Total Waste Tonnes Mined	kt	568,000
Strip ratio	waste:ore	2.4
Total Ore Processed	kt	233,000
Processing throughput rate	tpd	37,200
Average Gold Grade, Processed	g/t Au	0.96
Average Recovery Rate	%	91.8
Recovered Gold	oz	6,578,000
Average Annual Gold Production	oz	365,000
Avg. Annual Gold Production (years 1 - 6)	oz	495,000
Unit Operating Costs		
Mining *(gross cost incl. CWS)*	$/t mined	$2.62
Mining *(net cost excl. CWS)*	$/t processed	$6.20
Processing	$/t processed	$7.97
G&A	$/t processed	$3.31
On-site operating cost	$/t processed	$17.48
Total operating cost	$/t processed	$19.56
Operating Costs		
Cash costs[2]	$/oz Au sold	$693
AISC[2]	$/oz Au sold	$854
Project Costs		
Costs to complete[1]	$M	$1,908
Sustaining capital[2] *(excl. capitalized waste stripping)*	$M	$518
Capitalized waste stripping	$M	$462
Closure	$M	$83
Economic Results		
Net Operating Cash Flow	$M	$6,086
Cumulative After-Tax Free Cash Flow[1,2]	$M	$2,597
After-Tax NPV5%[1]	$M	$1,109
After-Tax IRR[1]	%	13.5
Payback Period[1]	Years	5

Notes:
1. Costs to complete, cumulative after-tax free cash flow, NPV5%, IRR and payback period are on a go forward basis and exclude sunk costs up to May 1, 2022.

2. This is a non-GAAP measure. Refer to "Non-GAAP Financial Measures" at the end of his news release.
3. Project costs incurred until May 1, 2022 at 1.27 CADUSD and project costs from May 1, 2022 and operating costs at 1.25 CADUSD.
4. The updated metrics are based on what was previously known as the Base Case (203 Mt) plus the Extended Case (30 Mt). The Extended Case mine plan, supported by exploitation of the total Mineral Reserves estimate, includes 233 million tonnes compared to the Base Case of 203 million tonnes over the LOM and adds two additional years to the Base Case mine life without expanding the footprint of the Project. Please see "Cautionary Statement Regarding Forward-Looking Information" below.

The Côté Gold project is a 70:30 joint venture between IAMGOLD, as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"), which collectively has a 92.5% ownership in the project. The Company effectively owns 64.75% of the Côté Gold project, including the Côté and Gosselin deposits, and associated land packages. In accordance with the terms of the joint venture, the updated project costs, schedule and LOM plan is being independently reviewed by SMM.

The updated information will be incorporated in a new technical report titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2022 Technical Report") prepared by representatives of SLR Consulting (Canada) Ltd., Wood Canada Limited and IAMGOLD, each of whom is a "qualified person" (a "QP"), in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"). The 2022 Technical Report supersedes the technical report on the Côté Gold project dated November 26, 2021 (the "2021 Technical Report"). The 2022 Technical Report will be filed on SEDAR on or before September 17, 2022 and readers are encouraged to review the 2022 Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the details summarized in this news release.

Information relating to the property description and location, land tenure, existing infrastructure, history, geology and mineralization, mineral resources, mineral reserves, mining method, mineral processing, infrastructure, environmental, permitting and social considerations remains materially similar to information provided in respect of these elements in the 2021 Technical Report adjusted, as applicable, to reflect the status of the project as of May 1, 2022. In addition, current information in respect of the mine plan, capital and operating costs estimates and economic analysis is presented in the 2022 Technical Report.



Figure 1 – Côté Gold Production Profile (100%)

Project Description

The Côté Gold project is located in the Chester and Yeo Townships, District of Sudbury, in northeastern Ontario. It is approximately 25 km southwest of Gogama, 125 km southwest of Timmins, and 175 km northwest of Sudbury. The project is accessible year-round via a 5 km road connecting to Highway 144. The Côté Gold properties were assembled through staking and option agreements covering a total area of approximately 596 km^2. Côté Gold is located on Treaty 9 Territory, on the traditional lands of Mattagami First Nation and Flying Post First Nation, and within the traditional harvesting area of the Métis Nation of Ontario, Region 3.

Mineral Resources and Reserves Summary

Mineral Resources

Mineral Resources for the Côté Gold deposit are unchanged from the 2021 Technical Report.

Summary of Côté Mineral Resources – December 19, 2019
Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Measured	152.1	0.97	4.72
Indicated	213.4	0.80	5.48
Measured and Indicated	**365.5**	**0.87**	**10.20**
Inferred	189.6	0.63	3.82

Notes:
1. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM (2014) definitions) were followed for Mineral Resources.
2. Mineral Resources are inclusive of Mineral Reserves.
3. Mineral Resources are estimated at a cut-off grade of 0.3 g/t Au.
4. Mineral Resources are estimated using a long term price of US$1,500/oz Au, and a CADUSD exchange rate of 1.30.
5. Bulk density varies from 2.69 t/m^3 to 2.85 t/m^3.
6. Mineral Resources are constrained by an optimized resource pit shell.
7. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8. Numbers may not add due to rounding.

Mineral Reserves

Mineral Reserves were classified in accordance with the CIM (2014) definitions. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability were classified as Mineral Reserves. Mineral Reserves for the Côté deposit incorporate mining dilution and mining recovery estimations for the open pit mining method.

Mineral Reserves Statement – May 1, 2022
Côté Gold Project

Classification	Tonnes (Mt)	Grade (g/t Au)	Contained Metal (Moz Au)
Total Mineral Reserves			
Proven	130.9	1.01	4.26
Probable	102.1	0.88	2.91
Proven and Probable	**233.0**	**0.96**	**7.17**

Notes:
1. Measured Mineral Resources and Indicated Mineral Resources that are not Mineral Reserves are considered uneconomic at the price used for Mineral Reserve estimations but are deemed to have a reasonable prospect of economic extraction.
2. The effective date of the Mineral Reserves estimate is May 1, 2022.
3. The Mineral Reserves were estimated assuming open pit mining methods and are reported on a 100% Project basis.
4. Mineral Reserves used the following assumptions: price of $1,200/oz Au; fixed process recovery of 91.8%; treatment and refining costs, including transport and selling costs of $1.75/oz Au; variable royalty percentages by zone: 0.75% for Zone 1,

1.00% for zone 2, 0.00% for zone 3, 1.50% for zone 4, 0.75% for zone 5, 1.50% for zone 6, and 0.75% for zones 7 and 8; overall pit slope angles varying by sector with a range of 45.8° to 56.4°; processing costs of $10.17/t, which includes process operating costs of $7.01/t, general and administrative costs of $1.84/t, sustaining costs of $0.82/t, and closure costs of $0.50/t; mining costs of $1.61/t incremented at $0.029/t/12m below 388 elevation (life-of-mine average mining costs of $2.01/t); and rehandling costs of $0.87/t. The cut-off applied to the reserves is 0.35 g/t Au.

5. Numbers have been rounded. Totals may not sum due to rounding.

Pit optimization parameters, financial assumptions, pit-shell selection, and mining dilution and recovery factors remain unchanged from the 2018 feasibility study technical report. The mine design was updated to optimize pit phasing, ramp location, and waste stripping, resulting in negligible changes to Mineral Reserves compared to the previous estimate, and small reductions in waste.

Mine Design and Mining Methods

The mine will operate a fleet of autonomous trucks and blasthole drills, supported by a conventional fleet for loading and ancillary equipment. The truck fleet is diesel-powered and provides enough capacity to mine an average of approximately 54 Mtpa, with a peak of 70 Mtpa by the addition of five haul trucks by year 8. The loading fleet will include two electric-powered hydraulic shovels, supplemented by three large diesel-powered front-end loaders (FELs). Primary mobile equipment will consist of:

- Loading – CAT 6060 electric/hydraulic (6060E) shovel and CAT 994K high lift FELs
- Hauling – CAT 793F mechanical drive truck operated in autonomous mode

Pre-production commenced with contract mining in the first quarter 2021 and consists of overburden removal, construction material supply, and initial bench development. Contractor mining will phase out in the first quarter 2023 towards a handoff to owner mining in the second quarter 2023. In parallel, delivery of autonomous equipment has begun in the second quarter of 2022 and owner mining is expected to commence in the first quarter of 2023. The mine is scheduled to operate 24 hours per day, seven days per week (24/7 schedule), using four rotating crews working 12 hour shifts.

The Côté pit design has been updated to be mined in five phases. The scheduling constraints establish the maximum mining capacity at 70 Mtpa and the maximum number of benches mined per year at eight in each phase. The design parameters include a ramp width of 36 m, maximum road grades of 10%, bench height of 12 m, berm height interval of 24 m, geotechnical catch bench of 20 m if stacking height is greater than 150 m, a minimum mining width of 40 m, and variable slope angles and berm widths by sector.

The final pit design contains 235 Mt of ore at 0.95 g/t Au and 575 Mt of waste for a resulting stripping ratio of 2.4:1 (waste:ore). The total LOM mill feed is 233 Mt at 0.96 g/t Au, constrained by the TMF capacity, and 2.3 Mt of low grade ore material remaining in stockpiles at the end of mine life.



Figure 2 –Material Movement Schedule

The updated mine plan in the 2022 Technical Report has made the following changes in assumptions in mine design and mining from the 2021 Technical Report:

- Revised pit phasing incorporating a Phase 1 Pit design centered on a higher-grade zone and re-phasing of Phases 2-4;
- Steeper ramp gradient in Phase 1 (10% versus 8% previously) allowing to reach an additional bench at the bottom of the Phase 1 pit;
- Modification to starter pit boundaries to optimize waste mined during the project period;
- Modified stockpile strategy for LOM plan to minimize stockpile re-handling of mill feed material;
- Reviewed owner mining ramp-up assumptions and expanded shift schedules; and
- During the pre-production period, the truck and shovel equipment utilization has been reduced to account for autonomous commissioning, initial site conditions, and operator skill level. The schedule allows for a one year truck commissioning period.



Figure 3 – Pit Phasing Comparison for 2022 Technical Report

Processing Plant

The process flowsheet includes a primary/secondary crushing circuit, HPGR tertiary stage, followed by two stages of grinding (ball and vertical milling), gravity concentration and cyanide leaching, gold recovery by CIP, stripping and electrowinning (EW). The HPGR and grinding circuits will target a final product size of P_{80} 100µm. Cyanide destruction and tailings thickening are also integrated in the processing facility. Average recovery is estimated at 91.8% throughout LOM, with gold recovery by gravity estimated at 23%.

The new mine plan contains updated assumptions and inputs for initial ramp-up of the plant. The updated model forecasts early ramp-up to be per design up to about 70% mill utilization. Steady-state is expected to be achieved over 20 months (previously 10 months) achieving a maximum of 92.6% utilization (previously 94%).

Design throughput is for 1,596 tph ore (35,500 tpd) processing capacity but several components including electrical circuit, chutes, pumps and pump boxes are designed for 1,862 tph (42,000 tpd). The maximum throughput potential of the plant was reviewed against McNulty start-up curves, with the Côté Gold plant and technology fitting the type 1 curve. The project economic model assumes a McNulty 1 start-up curve resulting in the processing plant achieving 105% of nameplate capacity, or 37,200 tpd, by year 3.



Figure 4 – Processing Plant Throughput and Head Grade

Project Costs

From May 1, 2022, the remaining costs to complete Côté Gold are estimated at $1,908 million on a 100% basis and net of leases ($1,335 million attributable to IAMGOLD) including contingency of $185 million and escalation allowance of $80 million.

Project Scope	Project Costs @ 100% (US$ million)[1]
Procurement	343
Earthworks	575
Process	519
Infrastructure	162
Indirects and EPCM	533
Mining	274
Owner's Costs	294
Contingency	185
Escalation	80
Revised Project Budget (100% Basis)	2,965
Less Early Works Sunk Cost	-75
Subtotal excluding Sunk	2,890
Less incurred to April 30, 2022	-982
Costs Going Forward	**1,908**
Costs attr. to IAMGOLD (70%)	**1,335**



Notes:
1. Project costs incurred prior to May 1, 2022 at an actual exchange rate of 1.27 CADUSD. Estimated project costs from May 1, 2022 onwards at 1.25 CADUSD.

Operating Costs

Over the LOM, total cash costs are expected to average $693/oz Au sold or $19.56 per tonne ("/t"), and AISC are expected to average $854/oz Au sold.

	LOM $M	$/tonne material	$/tonne processed	$/oz sold
Mining *(gross costs incl. CWS)*[1]		$2.62		
Mining *(net cost excl. CWS)*[2]	$1,445		$6.20	$220
Processing	$1,856		$7.97	$282
G&A	$772		$3.31	$117
Subtotal	**$4,073**		**$17.48**	**$619**
Royalties + Offsite costs	$485		$2.08	$74
Total cash costs	**$4,558**		**$19.56**	**$693**
Sustaining Capital	$518		$2.22	$79
Capitalized waste stripping (CWS)	$462		$1.98	$70
Asset retirement obligation	$83		$0.35	$13
AISC	**$5,620**		**$24.12**	**$854**

*   Totals may not add up due to rounding
1. Mining (gross cost incl. CWS) is the mining cost including capitalized waste stripping costs
2. Mining (net cost excl. CWS) is the mining cost excluding capitalized waste stripping, with this amount being transferred to sustaining capital

Mining Costs

Mining costs are estimated to average $2.62/t of material mined over the LOM. Net mining costs are estimated at $6.20/t processed, which excludes capitalized waste stripping ("CWS") expenditures transferred to sustaining capital based on World Gold Council (WGC) guidelines. A total of 220 Mt of mined material is classified as CWS during the LOM with a small amount in Phase 4 and Phase 5 classified as non-sustaining capital (27 Mt) and the remainder as sustaining capital (193 Mt).

On a cost by cost centre basis, mine haulage accounts for 39% of the mine operating costs. Open pit services accounts for 7% of the mine costs, followed by loading, blasting, and drilling. Contract mining accounts for 6% of the costs and stockpile rehandle accounts for 5%. Other costs include costs for pit dewatering, engineering and geology, and operations and management overhead.

Mining costs increased 15% from the 2021 Technical Report due to a number of factors, including increased headcount and extended ramp up assumptions. Diesel fuel, maintenance parts and supplies, and personnel costs are the largest cost items, followed by contract services, autonomous licence fees, explosives, and tire costs.

Process Costs

Process operating costs over the LOM are estimated to average $7.97/t of processed ore, increasing 7.7% from the 2021 Technical Report. The cost increases are related to higher contractor maintenance costs for monthly and annual shutdowns, increased maintenance costs in the first three years, and an increase in TMF operations and monitoring costs.

The cost breakdown of operating costs for the processing plant include the following:
- Reagents represent approximately 25% of the total process operating cost at $1.99/t milled;
- Wear parts and maintenance supplies represent approximately 22% of the total process operating cost at $1.75/t milled;
- Grinding media represent approximately 15% of the total process operating cost at $1.19/t milled;
- Personnel costs represent approximately 15% of the total process operating cost at $1.21/t milled;

- The cost of the assay laboratory contract represents approximately 4% of the total process operating costs at $0.34/t milled; and
- Power costs represent approximately 14% of the total process operating cost at $1.09/t milled.

G&A and other

G&A costs over the LOM are estimated to average $3.31/t, an increase of 13.8% from the 2021 Technical Report due to a number of factors, including increased headcount over the LOM, increases in daily camp rates, continuation of site services post construction-phase with associated increases in owner's costs.

Sustaining Capital

Total post-production sustaining capital expenditures are estimated at $1,136 million, which includes CWS ($462 million), capital investments to sustain production including additions to the mining fleet and annual TMF build-out costs ($518 million), and lease payments on the initial mining fleet ($156 million). This excludes $16 million for the permanent camp which is fully commissioned. Reclamation and closure costs are estimated to total $83 million.

Economics

On a go forward basis from May 1, 2022, the after-tax NPV5% of the Côté Gold project is estimated at $1,109 million with an implied after-tax IRR of 13.5% assuming long-term metal prices of $1,600/oz Au ($1,700/oz in 2024 and 2025). At spot metal prices of $1,775/oz Au over the LOM, the Côté Gold project has an estimated after-tax NPV5% of $1,558 million and implied after-tax IRR of 16.5%.

Gold Price	2024/2025	$1,400	$1,500	$1,600	$1,700	$1,700	$1,800	$1,900
	LT				$1,600			
NPV5%		$410	$746	$1,047	**$1,109**	$1,345	$1,629	$1,912
IRR A/T		8.1%	10.6%	12.8%	**13.5%**	15.0%	17.0%	19.0%

Note: Economic results, including NPV5% and IRR are on a go forward basis and exclude sunk costs up to May 1, 2022.

Upcoming Milestones and Schedule Summary



Figure 5 – Côté Gold Project Schedule of Key Milestones

The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of production and, consequently, project costs.

Other Opportunities

Gosselin

On October 18, 2021, IAMGOLD reported an initial Mineral Resource estimate for the Gosselin deposit, located immediately adjacent to the Côté deposit. As outlined in the 2021 Technical Report, Gosselin Indicated Resources total 124.5 Mt at an average grade of 0.84 g/t Au, containing 3.4 Moz Au. An additional 72.9 Mt at an average grade of 0.73 g/t Au, containing 1.7 Moz Au are estimated in the Inferred Mineral Resource category. The Mineral Resources are estimated at a 0.3 g/t Au cut-off grade, based on a price of $1,500/oz Au, and have an effective date of October 4, 2021.

Diamond drilling to date has delineated wide intervals of low-grade gold mineralization hosted in altered and brecciated intrusive lithologies similar to that observed at the adjacent Côté Gold deposit, extending from the Young-Shannon historical shaft in the west to the Gosselin zone in the east. Drilling to date has outlined mineralization over a strike length of 1,400 metres, width of 400 metres and a depth extent of 425 metres. The deposit outcrops below the shallow Three Ducks Lake, and remains open at depth, to the northwest, and along strike to the northeast and southwest.

During the first quarter 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).

Gosselin Mineral Resources are not included in the current Côté Gold LOM plan and represent potential for future mine life extensions.


Longitudinal Section
Côté Deposit
Gosselin Zone
Resource Pit
Open
Resource Pit
Open
Inclined View
0
500 m
Looking North
0.3 – 0.5 g/t Au
0.5 – 0.7 g/t Au
0.7 – 1.0 g/t Au
1.0 – 2.0 g/t Au
2.0 – 5.0 g/t Au
> 5.0 g/t Au
0
500 m
Looking North

Figure 6 – Long Section View of Côté & Gosselin Deposits

Processing Expansion

The Côté Gold processing plant has a target throughput of 37,200 tpd, while a significant proportion of the components, including electrical circuit, chutes, pumps and pump boxes have a capacity design of 42,000 tpd. A potential plant expansion requires further study and would be subject to a capital allocation decision at a future date when appropriate. There is no guarantee that a plant expansion will be undertaken.

Exploration upside

The Côté Gold project is located along the South-Western extension of the prolific Abitibi Belt. The land package totalling 596 km2 is a continuous property spanning 65 km in the South Swayze Green Stone Belt. Historic exploration on the property was focused on orogenic, narrow-vein gold zones, with little exploration for Côté/Gosselin style intrusion-hosted deposits.



➢ Continuous property spans 65 km in South Swayze Green Stone Belt
➢ Historic exploration focussed on orogenic Au zones – narrow and non-economic
➢ Underexplored for Côté / Gosselin style intrusion-hosted deposits
➢ Demonstrated Exploration "Camp" - Gosselin discovery + Competitive Advantage
BENTON
NOBLE
JEROME MINE
OSWAY
POTIER
NEVILLE
GROVES
Jack Rabbit
COTE DEPOSIT
Gosselin
YEO
CHESTER
CHAMPAGNE
Clam Lake
SMUTS
VROOMAN
WESTBROOK
Extensive Property package of 595 km²
Legend
15 Diabase Dike
13 Alkalic Intrusive Suite
12 Felsic to Intermediate Intrusive Suite
11 Porphyry Suite
10 Mafic Intrusive Rocks
9 Ultramafic Intrusive Rocks
8 Timiskaming-type Clastic Metasedimentary Rocks
7 Chemical Metasedimentary Rocks
6 Clastic Metasedimentary Rocks
4 Felsic (to Intermediate) Metavolcanic Rocks/Intrusions
3 Intermediate (to Felsic) Metavolcanic Rocks/Intrusions
2 Mafic (to Intermediate) Metavolcanic Rocks/Intrusions
1 Ultramafic (to Mafic) Metavolcanic Rocks/Intrusions
Gosselin Resource Pit
Cote Pit
Cote Gold Project
Claim Package Outline
Highway_144
Secondary roads
400000
410000
420000
430000
440000
450000
5280000
5270000
5260000
Kilometers
0 1.25 2.5 5 7.5 10

Figure 7 – Côté Gold Project Land Package

Conference Call

Senior management will host a conference call on Thursday, August 4, 2022, at 8:30 a.m. ET to discuss the second quarter 2022 operating performance, financial results and Côté Gold update.

Listeners may access the conference call via webcast or through the following dial-in numbers:

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: www.iamgold.com

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 9179.

QUALIFIED PERSONS

The 2022 Technical Report is being prepared by representatives of SLR, Wood and IAMGOLD, each of whom is a "qualified person", as defined in NI 43-101 (a "QP"). SLR and Wood QPs are independent of IAMGOLD and have reviewed and approved the information contained in this news release that is derived from their respective sections of disclosure to be contained in the 2022 Technical Report. The affiliation and areas of responsibility for each QP involved in preparing the 2022 Technical Report are provided below.

SLR QPs
- J. Cox, P.Eng. – Mineral Reserves, mining, operating costs, economic analysis
- T. Ciuculescu, P.Geo. – Mineral Resources

Wood QPs
- D. Nada, P.Eng. – Project capital costs

IAMGOLD QPs
- A. Smith, M.Sc., P.Geo. – Exploration, geological setting, deposit types and drilling
- M-F. Bugnon, M.Sc., P.Geo. – Property description, location, accessibility, climate, infrastructure, physiography and history

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements included in this news release, including any with respect to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements, within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words "may", "on track", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "target", "strategy", or "project" or the negative or other variations of these words or comparable terminology. Forward-looking statements contained in this news release include, without limitation, statements with respect to: the Company's guidance for production at Cote Gold, including estimated timing and amounts thereof; total cash costs; all-in sustaining costs; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the intention of the Company to file the 2022 Technical Report; estimated impairment charges; expected capital expenditures; operations outlook; the progress of development at Côté Gold, including progress of project expenditures and contracting processes; the timing for commencement of commercial production at Côté Gold; the Company's plans and expectations with respect to liquidity management; the future price of gold and other commodities; permitting timelines; exchange rates and currency fluctuations; requirements for additional capital; and the Company's decisions with respect to capital allocation; and the impact of COVID-19, inflation, global supply chain disruptions and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Such risks, uncertainties, contingencies and other factors include, but are not limited to: the Company's business strategies and its ability to execute thereon; risks associated with the process of estimating mineral reserves and mineral resources; the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold or other commodities (such as diesel and electricity); the ongoing impact of COVID-19 (and its variants), inflation, global supply chain disruptions and the war in Ukraine on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; government actions taken in response to COVID-19 and other public health emergencies and pandemics, including new variants of COVID-19, and any worsening thereof; legal, litigation, legislative, political, economic or security developments in the jurisdictions in which the Company carries on business; the volatility of the Company's securities; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; title disputes; input in the management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with the Company's operations and projects; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition and consolidation in the mining sector; changes in tax laws, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operations at the Company's operations; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of necessary capital and impacts on the Company's liquidity levels; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities and other debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform as expected; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; geotechnical difficulties and major equipment failure; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme and unpredictable weather or seismic events; physical and regulatory risks related to climate change; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the mining industry generally. Please see the Company's AIF or Form 40-F and the "Risk and Uncertainties" section of the Company's management discussion and analysis as at and for the six months ended June 30, 2022, available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial measures, including cash costs per ounce sold ("COC"), AISC per ounce sold, sustaining and expansion capital expenditures, average realized gold price and available liquidity. The Company believes that, in addition to conventional financial measures prepared in accordance with IFRS, certain investors use these non-GAAP financial measures to assess the performance of the Company. These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS, may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at COC and AISC per ounce sold. The Company believes that the use of COC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow.

The Company presents its sustaining capital expenditures in its all-in sustaining costs to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

The mineral resource and reserve estimates contained in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards").. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 and the CIM Standards differ in certain respects from those under Industry Guide 7. Accordingly, mineral resource and reserve information contained in this news release may not be comparable to similar information disclosed by United States companies. Under the SEC's Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101 and the CIM Standards, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended definitions of "proven mineral reserves" and "probable mineral reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under the SEC Modernization Rules, investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances.

Investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this news release are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category.

The mineral reserve and mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.